02038289

Form 6-K

Securities and Exchange Commission

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

Report to Shareholders
For the quarter ended March 31st, 2002

Rogers Wireless Communications Inc.
One Mount Pleasant Road
Toronto, Ontario M4Y 2Y5

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

By____________________

Name: Bruce M. Mann

Title: Vice President, Investor Relations

ROGERS

Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario M4W 1G9

June 6, 2002

Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D.C. 20549

Dear Sirs:

On behalf of **Rogers Wireless Communications Inc.**, a Canadian corporation, I enclose eight copies, including one manually signed, of a report on Form 6-K. This is the company's first quarter report to shareholders ended March 31, 2002.

Please time stamp the enclosed copy of this letter and return the same to me in the envelope provided.

Sincerely yours,

ROGERS COMMUNICATIONS INC.

Eric Wright
Associate Director, Investor Relations

Cc:	Mr. Marc Iyeki New York Stock Exchange 11 Wall Street New York, NY U.S.A. 10005	Filing Department American Stock Exchange Securities Division 86 Trinity Place New York, NY U.S.A. 10006 Attention: Compliance Review (6-22)